Supplement No. 17
                              to
                Prospectus Dated July 17, 1996
                       349,167 Shares of
             Planet Hollywood International, Inc.
                     Class A Common Stock
                       ($.01 par value)


          An aggregate 18,875 shares of the Company's Class A
Common Stock were sold by New York Selling Stockholders on
September 16, 1996 at prices ranging from $27.75 to $28.875.

          All the 18,875 shares of Class A Common Stock described above were sold by the Selling Stockholders to Bear, Stearns & Co. Inc. ("Bear Stearns"), as principal. Bear Stearns has resold or will resell such shares in the manner described under "Plan of Distribution". Any compensation in the form of discounts, fees or commissions and any profits on the sales of such shares may be deemed underwriting discounts or commissions.










             The date of this Prospectus Supplement is September 20, 1996